CUSIP NO. 89977P106	13D	Page 1 of 18

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (a)

(Amendment No. 4)

Tuniu Corporation

(Name of Issuer)

American Depositary Shares (ADS), each representing

Three Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

89977P106

(CUSIP Number)

André Levi

c/o DCM

2420 Sand Hill Road, Suite 200

Menlo Park, CA 94025

(650) 233-1400

COPY TO:

Christine Wichrowski, Esq.

c/o Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP

1200 Seaport Boulevard, Redwood City, California 94063

(650) 321-2400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 7, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1834 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 89977P106	13D	Page 2 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM V, L.P. (“DCM V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,338,067 Class A ordinary shares (“shares”) (represented by 7,112,689 American Depositary Shares (“ADSs”)), except that DCM Investment Management V, L.P. (“GP V”), the general partner of DCM V, and DCM International V, Ltd. (“UGP V”), the general partner of GP V, may be deemed to have sole power to vote these shares, and K. David Chao (“Chao”), the sole director of UGP V, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,338,067 shares (represented by 7,112,689 ADSs), except that GP V, the general partner of DCM V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	21,338,067
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	5.9%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89977P106	13D	Page 3 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Affiliates Fund V, L.P. (“Aff V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
521,397 shares (represented by 173,799 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
521,397 shares (represented by 173,799 ADSs), except that GP V, the general partner of Aff V, and UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	521,397
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89977P106	13D	Page 4 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Investment Management V, L.P. (“GP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,859,464 shares (represented by 7,286,488 ADSs), of which 21,338,067 shares (represented by 7,112,689 ADSs) are directly owned by DCM V and 521,397 shares (represented by 173,799 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to vote these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,859,464 shares (represented by 7,286,488 ADSs), of which 21,338,067 shares (represented by 7,112,689 ADSs) are directly owned by DCM V and 521,397 shares (represented by 173,799 ADSs) are directly owned by Aff V. GP V, the general partner of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, except that UGP V, the general partner of GP V, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	21,859,464
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89977P106	13D	Page 5 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM International V, Ltd. (“UGP V”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
21,859,464 shares (represented by 7,286,488 ADSs), of which 21,338,067 shares (represented by 7,112,689 ADSs) are directly owned by DCM V and 521,397 shares (represented by 173,799 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to vote these shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to vote these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
21,859,464 shares (represented by 7,286,488 ADSs), of which 21,338,067 shares (represented by 7,112,689 ADSs) are directly owned by DCM V and 521,397 shares (represented by 173,799 ADSs) are directly owned by Aff V. UGP V is the general partner of GP V, the general partner of each of DCM V and Aff V, and may be deemed to have sole power to dispose of such shares, except GP V, the general partner of each of DCM V and Aff V, may be deemed to have sole power to dispose of these shares, and Chao, the sole director of UGP V, may be deemed to have sole power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	21,859,464
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	6.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 89977P106	13D	Page 6 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund, L.P. (“Hybrid Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares (represented by 2,546,697 ADSs), except that DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”), the general partner of Hybrid Fund, and DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”), the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Jason Krikorian (“Krikorian”), the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares (represented by 2,546,697 ADSs), except that Hybrid Fund DGP, the general partner of Hybrid Fund, and Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89977P106	13D	Page 7 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund Investment Management, L.P. (“Hybrid Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, except that Hybrid Fund UGP, the general partner of Hybrid Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89977P106	13D	Page 8 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Hybrid RMB Fund International, Ltd. (“Hybrid Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
7,640,092 shares (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to vote these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
7,640,092 shares (represented by 2,546,697 ADSs) all of which are directly owned by Hybrid Fund. Hybrid Fund UGP is the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and may be deemed to have sole power to dispose of these shares, except Hybrid Fund DGP, the general partner of Hybrid Fund, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Hybrid Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	7,640,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	2.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 89977P106	13D	Page 9 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Fund, L.P. (“Turbo Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,541,670 Class A ordinary shares (represented by 1,180,556 ADSs), except that DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”), the general partner of Turbo Fund, and DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”), the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,541,670 Class A ordinary shares (represented by 1,180,556 ADSs), except that Turbo Fund DGP, the general partner of Turbo Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,541,670
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89977P106	13D	Page 10 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Ventures China Turbo Affiliates Fund, L.P. (“Turbo Affiliates Fund”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
208,330 Class A ordinary shares (represented by 69,443 ADSs), except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
208,330 Class A ordinary shares (represented by 69,443 ADSs), except that Turbo Fund DGP, the general partner of Turbo Affiliates Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	208,330
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89977P106	13D	Page 11 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund Investment Management, L.P. (“Turbo Fund DGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,750,000 Class A ordinary shares (represented by 1,250,000 ADSs) of which 3,541,670 shares are held by Turbo Fund and 208,330 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,750,000 Class A ordinary shares (represented by 1,250,000 ADSs) of which 3,541,670 shares are held by Turbo Fund and 208,330 shares are held by Turbo Affiliates Fund. Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, except that Turbo Fund UGP, the general partner of Turbo Fund DGP, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 89977P106	13D	Page 12 of 18

1	NAME OF REPORTING SS OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON DCM Turbo Fund International, Ltd. (“Turbo Fund UGP”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,750,000 Class A ordinary shares (represented by 1,250,000 ADSs) of which 3,541,670 shares are held by Turbo Fund and 208,330 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to vote these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to vote these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,750,000 Class A ordinary shares (represented by 1,250,000 ADSs) of which 3,541,670 shares are held by Turbo Fund and 208,330 shares are held by Turbo Affiliates Fund. Turbo Fund UGP is the general partner of Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have sole power to dispose of these shares, except Turbo Fund DGP, the general partner of each of Turbo Fund and Turbo Affiliates Fund, may be deemed to have sole power to dispose of these shares, and Chao and Krikorian, the directors of Turbo Fund UGP, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,750,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	1.0%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 89977P106	13D	Page 13 of 18

1	NAME OF REPORTING PERSON K. David Chao (“Chao”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Japanese Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		33,249,556 shares (represented by 11,083,185 ADSs), of which 21,338,067 shares are directly owned by DCM V, 521,397 shares are directly owned by Aff V, 7,640,092 Class A shares are directly owned by Hybrid Fund, 3,541,670 Class A shares are directly owned by Turbo Fund and 208,330 Class A shares are directly owned by Turbo Affiliates Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		33,249,556 shares (represented by 11,083,185 ADSs), of which 21,338,067 shares are directly owned by DCM V, 521,397 shares are directly owned by Aff V, 7,640,092 Class A shares are directly owned by Hybrid Fund, 3,541,670 Class A shares are directly owned by Turbo Fund and 208,330 Class A shares are directly owned by Turbo Affiliates Fund. Chao is a director of each of UGP V, the general partner of GP V, which is the general partner of each of DCM V and Aff V, Hybrid Fund UGP, the general partner of Hybrid Fund DGP, which is the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	33,249,556
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	9.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 89977P106	13D	Page 14 of 18

1	NAME OF REPORTING PERSON Jason Krikorian (“Krikorian”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares.
6	SHARED VOTING POWER
		11,390,092 shares (represented by 3,796,697 ADSs) of which 7,640,092 Class A shares are directly owned by Hybrid Fund, 3,541,670 Class A shares are directly owned by Turbo Fund and 208,330 Class A shares are directly owned by Turbo Affiliates Fund. Krikorian is a director of each of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares.
8	SHARED DISPOSITIVE POWER
		11,390,092 shares (represented by 3,796,697 ADSs) of which 7,640,092 Class A shares are directly owned by Hybrid Fund, 3,541,670 Class A shares are directly owned by Turbo Fund and 208,330 Class A shares are directly owned by Turbo Affiliates Fund. Krikorian is a director of each of Hybrid Fund UGP, the general partner of Hybrid Fund DGP, the general partner of Hybrid Fund, and Turbo Fund UGP, the general partner of Turbo Fund DGP, which is the general partner of each of Turbo Fund and Turbo Affiliates Fund, and may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	11,390,092
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	3.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP No. 89977P106	13D	Page 15 of 18 Pages

ITEM 1.	SECURITY AND ISSUER.

This Amendment No. 4 supplements and amends the Schedule 13D that was originally filed on May 9, 2014, as amended by Amendment No. 1 filed on December 31, 2014, and as further amended by Amendment No. 2 filed on May 22, 2015 and Amendment No. 3 filed on January 26, 2016 (the “Original Schedule 13D”). This Amendment No. 4 relates to the Class A ordinary shares, par value $0.0001 per share (the “Class A Shares”) of the Company. The Company’s American depositary shares (the “ADSs”) each represent three Class A Shares. This Amendment No. 4 is being filed by the Reporting Persons to report the sale of an aggregate 526,652 ADSs of the Company by certain of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of all Class A Shares of the Company, other than those reported herein as being owned by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 4 have the meanings ascribed to them in the Original Schedule 13D. This Amendment No. 4 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 4 is filed with the Securities and Exchange Commission.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended to add the following new paragraphs:

On September 7, 2017, DCM V sold 67,845 ADSs of the Company and Aff V sold 1,655 ADSs of the Company in open market sales for a gross sales price of $7.7882 per ADS or $541,279.90 in the aggregate. On September 7, 2017, the closing price of the ADSs on the New York Stock Exchange was $7.80 per ADS.

On September 8, 2017, DCM V sold 82,391 ADSs of the Company and Aff V sold 2,009 ADSs of the Company in the open market for a gross sales price of $7.7882 per ADS or $657,324.08 in the aggregate. On September 8, 2017, the closing price of the ADSs on the New York Stock Exchange was $7.57 per ADS.

On September 11, 2017, DCM V sold 47,832 ADSs of the Company and Aff V sold 934 ADSs of the Company in the open market for a gross sales price of $7.598 per ADS or $370,524.07 in the aggregate. On September 11, 2017, the closing price of the ADSs on the New York Stock Exchange was $7.54 per ADS.

On September 12, 2017, DCM V sold 73,582 ADSs of the Company and Aff V sold 1,794 ADSs of the Company in the open market for a gross sales price of $7.7046 per ADS or $580,741.93 in the aggregate. On September 12, 2017, the closing price of the ADSs on the New York Stock Exchange was $7.72 per ADS.

On September 13, 2017, DCM V sold 32,727 ADSs of the Company and Aff V sold 798 ADSs of the Company in the open market for a gross sales price of $7.6702 per ADS or $257,143.46 in the aggregate. On September 13, 2017, the closing price of the ADSs on the New York Stock Exchange was $7.61 per ADS.

On September 14, 2017, DCM V converted 2,928,540 Class A Shares into 976,180 ADSs and Aff V converted 71,460 Class A Shares into 23,820 ADSs.

On September 14, 2017, DCM V sold 73,010 ADSs of the Company and Aff V sold 1,780 ADSs of the Company in the open market for a gross sales price of $7.6421 per ADS or $571,552.66 in the aggregate. On September 14, 2017, the closing price of the ADSs on the New York Stock Exchange was $7.68 per ADS.

On September 15, 2017, DCM V sold 136,956 ADSs of the Company and Aff V sold 3,339 ADSs of the Company in the open market for a gross sales price of $7.8961 per ADS or $1,107,783.35 in the aggregate. On September 15, 2017, the closing price of the ADSs on the New York Stock Exchange was $7.90 per ADS.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Items 5(a), 5(b) and 5(c) of the Original Schedule 13D are hereby amended and restated in their entirety as follows:

(a,b)       Regarding aggregate beneficial ownership, see Row 9 of the cover page of each Reporting Person. Regarding percentage beneficial ownership, see Row 11 of the cover page of each Reporting Person. Regarding sole power to vote shares, see Row 5 of the cover page of each Reporting Person. Regarding shared power to vote shares, see Row 6 of the cover page of each Reporting Person. Regarding sole power to dispose of shares, see Row 7 of the cover page of each Reporting Person. Regarding shared power to dispose of shares, see Row 8 of the cover page of each Reporting Person. In its Form 20-F for the fiscal year ended December 31, 2016, the Company reported 362,097,257 Class A ordinary shares and 17,373,500 Class B ordinary shares, par value US$0.0001 per share, outstanding as of December 31, 2016 (the “Share Outstanding Date”). References to percentages of ownership listed in Row 11 for each Reporting Person was calculated based upon 362,097,257 Class A ordinary shares. This Amendment No. 4 reports transactions effected by the Reporting Persons from the date of the Schedule 13D to the date that this Amendment No. 4 is filed with the Securities and Exchange Commission.

(c)          There were no other transactions by the Reporting Persons of the Company’s Ordinary Shares during the past 60 days other than as described in Item 4 above.

CUSIP No. 89977P106	13D	Page 16 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2017

DCM V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM AFFILIATES FUND V, L.P.

By: DCM INVESTMENT MANAGEMENT V, L.P.
Its General Partner

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM INVESTMENT MANAGEMENT V, L.P.

By: DCM INTERNATIONAL V, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM INTERNATIONAL V, LTD.

By:	/s/ André Levi
André Levi, Assistant Secretary

CUSIP No. 89977P106	13D	Page 17 of 18 Pages

DCM HYBRID RMB FUND, L.P.

By: DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.
Its General Partner

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND INVESTMENT MANAGEMENT, L.P.

By: DCM HYBRID RMB FUND INTERNATIONAL, LTD.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM HYBRID RMB FUND INTERNATIONAL, LTD.

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM Ventures China Turbo Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

CUSIP No. 89977P106	13D	Page 18 of 18 Pages

DCM Ventures China Turbo Affiliates Fund, L.P.

By: DCM Turbo Fund Investment Management, L.P.
Its General Partner

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM Turbo Fund INVESTMENT MANAGEMENT, L.P.

By: DCM Turbo Fund International, Ltd.
Its General Partner

By:	/s/ André Levi
André Levi, Assistant Secretary

DCM Turbo Fund International, Ltd.

By:	/s/ André Levi
André Levi, Assistant Secretary

/s/ K. David Chao
K. David Chao

/s/ Jason Krikorian
JASON KRIKORIAN